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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

PLUG POWER INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
72919P103
(CUSIP Number)
Gregory J. Golden
Baker Botts L.L.P.
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: SMART HYDROGEN INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: MMC NORILSK NICKEL

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: CLAYBURN DEVELOPMENT INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: BRANTON LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: MIKHAIL D. PROKHOROV

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: VLADIMIR O. POTANIN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		13,732,927

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		2,714,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	13,732,927

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Statement of
Smart Hydrogen Inc.
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
Plug Power Inc.
Item 1. Security and Issuer
This Statement on Schedule 13D (the “Statement”) is being filed with respect to the common stock, $0.01 per share (the “Common Stock”), of Plug Power Inc. a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 968 Albany-Shaker Road, Latham, New York 12110.
Item 2. Identity and Background
Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is being filed by the following entities and individuals (each a “Reporting Person” and collectively, the “Reporting Persons”):
SMART HYDROGEN INC.
Smart Hydrogen Inc. is a BVI Business Company organized under the laws of the British Virgin Islands (“Smart Hydrogen”). Smart Hydrogen’s principal business purpose is to invest in companies involved in the hydrogen fuel cell industry. The address of Smart Hydrogen’s principal business and principal office is 4 University Row, Suite #405, Cambridge, Massachusettes 02138.
See Exhibit A for information concerning the sole executive officer/director of Smart Hydrogen. During the past five years, neither Smart Hydrogen nor, to the best of Smart Hydrogen’s knowledge, such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, neither Smart Hydrogen nor, to the best of Smart Hydrogen’s knowledge, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
MMC NORILSK NICKEL
MMC Norilsk Nickel is an open joint-stock company organized under the laws of the Russian Federation (“Norilsk Nickel”). Norilsk Nickel’s principal business is the producing and selling of various base and precious metals. The address of Norilsk Nickel’s principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia.
See Exhibit A for information concerning the executive officers and directors of Norilsk Nickel. During the past five years, neither Norilsk Nickel nor, to the best of Norilsk Nickel’s knowledge, any of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, neither Norilsk Nickel nor, to the best of Norilsk Nickel’s knowledge, any of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
CLAYBURN DEVELOPMENT INC.
Clayburn Development Inc. is an International Business Company organized under the laws of the British Virgin Islands (“Clayburn”). Clayburn is an indirect wholly-owned subsidiary of Norilsk Nickel. Clayburn’s principal business purpose is to act as a holding company. Clayburn owns 49.995% of Smart Hydrogen’s outstanding shares. The address of Clayburn’s principal business and principal office is Pasea Estate, Road Town, Tortola, British Virgin Islands.
See Exhibit A for information concerning the sole executive officer/director of Clayburn. During the past five years, neither Clayburn nor, to the best of Clayburn’s knowledge, such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, neither Clayburn nor, to the best of Clayburn’s knowledge, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
BRANTON LIMITED
Branton Limited is an International Business Company organized under the laws of the Commonwealth of the Bahamas (“Branton”). Branton’s principal business purpose is to act as a holding company. Branton owns 49.995% of Smart Hydrogen’s outstanding shares. The address of Branton’s principal business and principal office is Kings Court, 1st Floor, Bay Street, P.O. Box N-3944, Nassau, Bahamas.
See Exhibit A for information concerning the sole executive officer/director of Branton. During the past five years, neither Branton nor, to the best of Branton’s knowledge, such person has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, neither Branton nor, to the best of Branton’s knowledge, of such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
MIKHAIL D. PROKHOROV
Mikhail D. Prokhorov is a citizen of the Russian Federation whose present principal occupation is Chief Executive Officer (General Director) and Chairman of the Management Board of Norilsk Nickel. As of the date hereof, Mr. Prokhorov beneficially owns 27.39% of the outstanding stock of Norilsk Nickel. As of the date hereof, Mr. Prokhorov beneficially owns 49.9967% of the outstanding equity interests of Branton. Mr. Prokhorov’s principal business address is 22, Voznesensky Pereulok, Moscow 125009, Russia. During the past five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
VLADIMIR O. POTANIN
Vladimir O. Potanin is a citizen of the Russian Federation whose present principal occupation is Chairman of the Board of Directors and President of Holding Company Interros (ZAO), a closed joint stock company organized under the laws of the Russian Federation (“Interros”). As of the date hereof, Mr. Potanin beneficially owns 27.39% of the outstanding stock of Norilsk Nickel. As of the date hereof, Mr. Potanin beneficially owns 49.9967% of the outstanding equity interests of Branton. Mr. Potanin’s principal business address is 9 Bolshaya Yakimanka Street, Moscow 119180, Russia. During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds and Other Consideration.
This Statement relates to Smart Hydrogen’s acquisition of beneficial ownership of 13,732,927 shares of Common Stock through the GE Purchase Agreement (as defined herein) and through two voting agreements executed in connection with DTE Transaction (as defined herein). These shares constitute 15.8% of the Issuer’s outstanding Common Stock.
GE Purchase Agreement
On December 30, 2005, Smart Hydrogen acquired 2,714,700 shares of Common Stock from GE Power Systems Equities, Inc., a Delaware corporation (“GE”), pursuant to a Stock Purchase Agreement dated as of December 30, 2005, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein (the “GE Purchase Agreement”). The consideration consisted of US$14,116,400 and such funds were loaned to Smart Hydrogen by Branton pursuant to a Loan Agreement, dated as of December 28, 2005, between Branton and Smart Hydrogen, a copy of which is attached hereto as Exhibit J and is incorporated by reference herein. Smart Hydrogen repaid such loan on March 3, 2006. The Common Stock purchased from GE pursuant to the GE Purchase Agreement represents 3.1% of the outstanding Common Stock of the Issuer.
DTE Transaction
On April 10, 2006, Smart Hydrogen and DTE Energy Foundation, a Michigan non-profit corporation (“DTE Foundation”), entered into a Voting Agreement And Irrevocable Proxy, dated as of April 10, 2006 (the “DTE Foundation Voting Agreement”), a copy of which is attached hereto as Exhibit E and is incorporated by reference herein. Pursuant to the DTE Foundation Voting Agreement, DTE Foundation has given Smart Hydrogen an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by DTE Foundation in favor of the transaction described in Item 4 as the “Issuer Transaction.” DTE Foundation has represented to Smart Hydrogen that, as of April 10, 2006, it was the beneficial owner of 1,825,000 shares of Common Stock. Such stock represents 2.1% of the outstanding Common Stock of the Issuer.
Contemporaneously with the execution of the DTE Foundation Voting Agreement, Smart Hydrogen, DTE Energy Company, a Michigan corporation, and DTE Energy Ventures, Inc., a Michigan corporation and wholly-owned subsidiary of DTE Energy Company, entered into a Voting Agreement And Irrevocable Proxy (the “DTE Energy Voting Agreement”), a copy of which is attached hereto as Exhibit F and is incorporated by reference herein. Pursuant to the DTE Energy Voting Agreement, DTE Energy Company and DTE Energy Ventures, Inc. have given Smart Hydrogen an irrevocable proxy to vote all of the shares of Common Stock beneficially owned by each of them in favor of the transaction described in Item 4 as the “Issuer Transaction.” The information contained in the footnote to Item 4(a) of Amendment 3 to the Statement to Schedule 13G, filed by DTE Energy Company on February 14, 2006, indicates that DTE Energy Company is the beneficial owner of 9,193,227 shares of Common Stock. Such stock represents 10.6% of the outstanding Common Stock of the Issuer, assuming the exercise by DTE Energy Company of options to acquire 377,000 shares of Common Stock.
Pursuant to the DTE Foundation Voting Agreement and the DTE Energy Voting Agreement, Smart Hydrogen has acquired the power to direct the voting of up to 11,018,227 shares of Common Stock with respect to the approval of the Issuer Transaction. These shares constitute 12.7% of the Common Stock assuming the exercise by DTE Energy Company of options to acquire 377,000 shares of Common Stock. The consideration relating the DTE Foundation Voting Agreement and the DTE Energy Voting Agreement consists of Smart Hydrogen’s agreement to enter into the agreements associated with the DTE Transaction and Issuer Transaction and to consummate the transactions contemplated thereby.
The DTE Foundation Voting Agreement and DTE Energy Voting Agreement were executed in connection with a Stock Purchase Agreement, dated as of April 10, 2006, between Smart Hydrogen and DTE Foundation (the “DTE Foundation Purchase Agreement”), a copy of which is attached hereto as Exhibit D and is incorporated by reference herein. Pursuant to the DTE Foundation Purchase Agreement, Smart Hydrogen has agreed to purchase 1,825,000 shares of Common Stock from DTE Foundation for the purchase price of US$9,855,000. Such stock represents 2.1% of the outstanding Common Stock of the Issuer. The purchase of shares from DTE Foundation is conditioned upon the closing of the transaction described in Item 4 as the “Issuer Transaction.” The funds that will be used for the purchase of shares from DTE Foundation will come from Smart Hydrogen’s working capital.
The transactions contemplated by the DTE Foundation Voting Agreement, DTE Energy Voting Agreement, and DTE Foundation Purchase Agreement are sometimes referred to in this Statement collectively as the “DTE Transaction.”

Item 4. Purpose of the Transaction
The information contained in Items 3, 5, and 6 of this Statement is hereby incorporated by reference into this Item 4.
This Statement relates to Smart Hydrogen’s acquisition of beneficial ownership of 13,732,927 shares of Common Stock through the GE Purchase Agreement, and DTE Foundation Voting Agreement, and the DTE Energy Voting Agreement described in Item 3. These shares constitute 15.8% of the Issuer’s outstanding Common Stock. Beneficial ownership of these shares has been acquired by Smart Hydrogen in connection with the Issuer Transaction described in this Item 4, which is a component of Smart Hydrogen’s broader strategy to invest in the hydrogen fuel cell industry in the United States and elsewhere.
The Issuer Transaction
On April 10, 2006, Smart Hydrogen entered into a Stock Purchase Agreement (the “Issuer Stock Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to sell 395,000 shares of Class B Capital Stock of the Issuer, which are convertible into 39,500,000 shares of Common Stock, to Smart Hydrogen for an aggregate purchase price of US$217,250,000. Each share of Class B Capital Stock is convertible into 100 shares of Common Stock and the purchase price per share of Common Stock under the Issuer Stock Purchase Agreement, on an as-converted basis, is US$5.50.
As discussed in Item 3, Smart Hydrogen has also agreed to purchase 1,825,000 shares of Common Stock from DTE Energy Foundation contemporaneously with the closing of its purchase of Class B Capital Stock from the Issuer and, in the event the purchase from DTE Energy Foundation is not consummated prior to this closing, the Issuer will have the option to sell an additional 18,250 shares of Class B Capital Stock, convertible into 1,825,000 shares of Common Stock, to Smart Hydrogen. Additionally, the Issuer has agreed to sell an additional number of shares of Common Stock to Smart Hydrogen equal to 35% of the total number of shares of Common Stock issued under the Issuer’s equity incentive and employee benefit plans between April 10, 2006 and the closing date, net of any such shares reacquired by the Issuer during that time period. The purchase price for these additional shares of Common Stock and Class B Capital Stock on an as-converted basis will be US$5.50 per share. Following the closing of these transactions, Smart Hydrogen is expected to own approximately 35% of the Issuer’s outstanding Common Stock on an as-converted basis, taking into account the 2,714,700 shares of Common Stock of the Issuer that Smart Hydrogen purchased from GE in December 2005 (as discussed in Item 3). The funds that will be used to purchase shares of Class B Capital Stock and Common Stock from the Issuer will come from Smart Hydrogen’s working capital. In the Issuer Stock Purchase Agreement, the Issuer represented to Smart Hydrogen that, as of April 10, 2006, the Issuer had 86,266,835 issued and outstanding shares of Common Stock.

These transactions are expected to close in Summer 2006, subject to approval by the Issuer’s shareholders, regulatory approvals, including Hart-Scott-Rodino antitrust clearance and clearance by the Committee on Foreign Investments in the United States, and other customary closing conditions. With respect to the shareholder approval, Smart Hydrogen, DTE Energy Company and DTE Energy Ventures, Inc. have all agreed to vote in favor of the transaction pursuant to the DTE Foundation Voting Agreement and DTE Energy Voting Agreement discussed in Item 3. The Issuer will also be seeking a formal interpretative letter from the staff of NASDAQ confirming that the terms of the Class B Capital Stock relating to appointment of directors complies with applicable NASDAQ rules, and the Issuer Stock Purchase Agreement may be terminated by either party if the Issuer is unable to obtain such a letter. The Issuer Stock Purchase Agreement may also be terminated by either party if the transaction has not been completed by September 30, 2006. The Issuer will also have the right to terminate the Issuer Stock Purchase Agreement if it receives a proposal that its Board of Directors determines to be superior (after taking into account any modifications proposed by Smart Hydrogen to its proposal); provided that the Issuer may not solicit alternative proposals. If the Issuer exercises this termination right, it must pay a termination fee of approximately US$5.4 million and reimburse up to approximately US$2.6 million of Smart Hydrogen’s expenses.
The Class B Capital Stock that is to be sold by the Issuer is a new class of stock that is economically equivalent to, and convertible into, shares of Common Stock. The terms of the Class B Capital Stock will be set forth in a Certificate of Designations filed by the Issuer with the Delaware Secretary of State, the form of which has been agreed to by the Issuer and Smart Hydrogen (the “Certificate of Designations”). Pursuant to the Certificate of Designations, the holders of the Class B Capital Stock initially will be able to appoint up to four of the eleven directors to the Issuer’s Board of Directors, at least two of whom must be independent directors under applicable NASDAQ rules. Under the Certificate of Designations, these directors must be proportionately represented on all committees of the Board of Directors to the extent consistent with applicable law; provided that any committee of five or fewer members need only have one such director as a member. The number of directors that the holders of Class B Capital Stock will be able to appoint in the future will decrease if the percentage of the Issuer’s outstanding Common Stock on an as converted basis decreases; provided that if this percentage decreases below 10%, the director appointment and committee representation rights will terminate. Separately, in the Investor Rights Agreement described below, the holders of the Class B Capital Stock will agree to vote in favor of all director nominees recommended by the Issuer as long as they have director appointment rights.
The Certificate of Designations also requires the Issuer to obtain the approval of the holders of a majority of the outstanding Class B Capital Stock prior to taking any of the following actions as long as such holders continue to own over 20% of the Issuer’s outstanding Common Stock on an as-converted basis:
•	changing the number of directors on the Board of Directors;

•	issuing any additional shares of Class B Capital Stock;

•	acquiring any business or assets if the purchase price exceeds the greater of (i) 30% of total assets of the Issuer on a consolidated basis or (ii) US$105,000,000; or

•	amending certain provisions of the Issuer’s certification of incorporation or by-laws relating to the rights of the Class B Capital Stock or certain other corporate governance matters, other than in connection with a sale of the Issuer.
The Certificate of Designations also provides that shares of Class B Capital Stock will automatically convert into Common Stock if they are transferred to anyone other than certain affiliates of Smart Hydrogen or if the holder of such shares experiences a change of control.
In connection with the transaction, the parties have also agreed to enter into an Investor Rights Agreement (the “Investor Rights Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) at the closing of the transaction, which establish certain rights and obligations of the Issuer and Smart Hydrogen relating to the investment. Under the Investor Rights Agreement, Smart Hydrogen will agree to the following restrictions on the transfer of shares of stock of the Issuer:
•	For 18 months following the closing, Smart Hydrogen will not transfer any equity securities of the Issuer to any person;

•	For 2 years following the closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to any person who is or will become a 5% stockholder;

•	For 2 years following the closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to any person without providing the Issuer with a right of first offer; and

•	For 5 years following the closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to a competitor of the Issuer.
Notwithstanding the foregoing, the Issuer will permit Smart Hydrogen, at any time, to transfer its shares to certain affiliates of Smart Hydrogen or to transfer its shares pursuant to any tender offer, exchange offer, merger, business combination, restructuring, or acquisition of the Issuer that is recommended by the Issuer’s Board of Directors.
Additionally, Smart Hydrogen will agree that neither it nor any of its affiliates will take certain actions for a period of 5 years following the closing, including, among others:
•	acquiring any additional securities of the Issuer (other than pursuant to the preemptive or top up rights described below);

•	acting to propose, or solicit any person with respect to, any merger, business combination, tender or exchange offer, restructuring, recapitalization, liquidation, or similar transaction involving the Issuer or to seek to control, change or influence the

Issuer’s management, Board of Directors or policies, except through the exercise of the rights granted in connection with the transaction;

•	engaging in a proxy solicitation; and

•	submitting a director nominee (other than pursuant to their director appointment rights) or a stockholder proposal to the Issuer for consideration by its stockholders.
Notwithstanding the foregoing, the Issuer will permit the holders of Class B Capital Stock to participate as a bidder in any process initiated by the Issuer to sell the Issuer and, if the Issuer receives an unsolicited acquisition proposal, to submit an acquisition proposal prior to the Issuer’s acceptance of the unsolicited acquisition proposal.
The Investor Rights Agreement will also require the Issuer, for two years following the closing, to obtain the approval of the holders of a majority of the outstanding Class B Capital Stock prior to redeeming or repurchasing stock (subject to carveouts related to repurchases under equity incentive plans and from Smart Hydrogen under the Issuer’s right of first offer) or paying any dividends.
In the Investor Rights Agreement, the Issuer will agree to provide the holders of Class B Capital Stock with preemptive rights to enable them to participate in future issuances of securities by the Issuer in order to maintain their percentage ownership of the Issuer’s total outstanding common stock on an as-converted basis. These preemptive rights are subject to carveouts for issuances under equity incentive or employee benefit plans, issuances in acquisitions by the Issuer, issuances to strategic partners of up to 10% in the aggregate of the Issuer’s outstanding common stock as of the closing date, issuances to financial institutions or lessors in lending or leasing transactions, private offerings of up to US$7.5 million, and public offerings. However, in the event of issuances of securities in an acquisition by the Issuer or under an equity incentive or employee benefit plan, the holders of Class B Capital Stock will have top up rights enabling them to purchase additional securities in order to maintain their percentage ownership of the Issuer’s total outstanding Common Stock on an as-converted basis. Pursuant to this top up right:
•	if the Issuer issues more than US$7.5 million of securities in an acquisition by the Issuer, then the holders of Class B Capital Stock will have the right to purchase additional securities from the Issuer to maintain their percentage ownership;

•	if the Issuer issues less than US$7.5 million of securities in an acquisition by the Issuer, then the Issuer will have the option of either offering additional securities to the holders of Class B Capital Stock or permitting them to purchase additional securities in the public market to maintain their percentage ownership; and

•	if the Issuer, in the aggregate, issues shares of common stock under an equity incentive or employee benefit plan during any year, then, at the beginning of the following year, the Issuer will permit the holders of Class B Capital Stock to purchase additional securities in the public market to maintain their percentage ownership.

These holders may exercise these preemptive and top up rights notwithstanding the general restriction on acquisition of additional securities of the Issuer described above. These preemptive and top up rights generally continue as long as the holders of Class B Capital Stock own at least 10% of the outstanding Common Stock on an as-converted basis.
Under the Investor Rights Agreement, the Issuer will also provide the holders of the Class B Capital Stock with co-sale rights to participate on a pro rata basis in any sale by the Issuer of common stock for cash in a private placement of more than 20% of the Issuer’s then outstanding common stock, after giving effect to such transaction, to a single purchaser. These co-sale rights generally continue as long as the holders of Class B Capital Stock own at least 10% of the outstanding common stock of the Issuer on an as-converted basis.
Certain affiliates of Smart Hydrogen will, and any person to whom shares of Class B Capital Stock are transferred in the future (without the prior conversion of such shares into common stock) will be required to, agree to be bound by the terms of the Investor Rights Agreement.
Under the Registration Rights Agreement, the Issuer will agree to register the shares of Common Stock issuable upon exercise of the Class B Capital Stock on a resale registration statement within 18 months after the closing of the investment. The Issuer will also agree to prepare a prospectus or, if the Issuer is not Form S-3 eligible, file a registration statement for an underwritten public offering upon the demand of the holders of the shares of Common Stock issuable upon exercise of the Class B Capital Stock; provided that the Issuer is only required to accommodate up to five requests (and pay expenses for three requests). The Issuer will also grant the holders unlimited piggy-back registration rights with respect to underwritten offerings being registered by the Issuer. The registration rights will be transferable to a person acquiring 25% or more of the shares initially issued. The registration rights are to be subject to blackout and market standstill provisions enabling the Issuer to suspend sales pursuant to the registration rights for up to, but not more than, 180 days in any 12-month period.
In connection with the transaction, the Issuer has stated that it has amended its by-laws effective upon and subject to the closing of the transaction. The amendments are technical amendments to reflect the rights to be granted to the holders of the Class B Capital Stock and constitute the addition of language to Article I, Section 3(c); Article II, Section 2; Article II, Section 14; and Article VI, Section 8(a) of the by-laws indicating that the provisions of such sections are “subject to the rights, if any, of the holders of any series of preferred stock.”
The transactions contemplated by the Issuer Stock Purchase Agreement are sometimes referred to herein collectively as the “Issuer Transaction.”
The foregoing summary is qualified in its entirety by reference to the copies of the Issuer Stock Purchase Agreement, form of Certificate of Designations, form of Investor Rights Agreement, form of Registration Rights Agreement, and Amended and Restated By-Laws of the Issuer, which are attached hereto as Exhibit G and incorporated by reference herein.
No Other Plans or Proposals
Except as set forth above, none of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a)

through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares of disposing of some of the shares they may hold, in each case in accordance with the terms and conditions contained in the Certificate of Designations and the agreements executed at the closing of the Issuer Transaction.
Item 5. Interest in Securities of the Issuer
The information included in Items 2, 3, 4, and 6 of this Statement is hereby incorporated by reference into this Item 5.

(a) — (b)	As of the date hereof, Smart Hydrogen is the beneficial owner of 13,732,927 shares of Common Stock, or 15.8% of the Issuer’s outstanding Common Stock. This amount includes (i) 2,714,700 shares of Common Stock purchased by Smart Hydrogen pursuant to the GE Purchase Agreement, over which Smart Hydrogen has the power to direct the vote and the power to dispose or direct the disposition thereof; (ii) 1,825,000 shares of Common Stock beneficially owned by DTE Foundation, over which Smart Hydrogen shares voting power pursuant to the DTE Foundation Voting Agreement; and (iii) 9,193,227 shares of Common Stock beneficially owned by DTE Energy Company, over which Smart Hydrogen shares voting control pursuant to the DTE Energy Voting Agreement. By virtue of their stock ownership and voting control, as described in Item 2, Clayburn, Branton, Norilsk Nickel, Mr. Potanin, and Mr. Prokhorov, may be deemed to be the beneficial owners of 13,732,927 shares of Common Stock, or 15.8% of the outstanding shares of Common Stock.

(c)	No transactions in the Common Stock were effected in the past 60 days, by the persons named in response to Item 5(a), except for the DTE Foundation Purchase Agreement, DTE Foundation Voting Agreement, and DTE Energy Voting Agreement, described in Item 3 and hereby incorporated in this Item 5(c). Smart Hydrogen has not previously filed a Schedule 13D.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 2 through 5 of this Statement is hereby incorporated by reference herein.
1.	Shareholders Agreement by and among Smart Hydrogen Inc., Clayburn Development Inc., Branton Limited, and Sorinvest Société a Responsibilité Limitée, dated as of February 15, 2006: This agreement sets forth the agreement of the parties thereto regarding the management, operation, and ownership of Smart Hydrogen. Pursuant to such agreement, Clayburn and Branton must approve of any transaction involving material assets of Smart Hydrogen.

2.	Lock-Up Letter Agreement by and among Plug Power Inc., DTE Energy Company, and DTE Energy Ventures, Inc., dated as of April 10, 2006: This letter agreement was executed in connection with the DTE Transaction. The parties thereto agreed, subject to certain exceptions, that DTE Energy Company and DTE Energy Ventures, Inc. will not, directly or indirectly, offer for sale, sell, pledge, transfer, or otherwise dispose of any shares of the Issuer’s Common Stock during the 12-month period following April 10, 2006. Smart Hydrogen Inc. may terminate its Stock Purchase Agreement with DTE Foundation if DTE Energy Company or DTE Energy Ventures, Inc. breaches its obligations under this letter agreement.

3.	Disclosure Letter dated April 10, 2006 delivered by Smart Hydrogen Inc. to Plug Power Inc.: In connection with the Issuer Stock Purchase Agreement, Smart Hydrogen delivered this letter disclosing certain relationships among the persons named in Item 2. Information contained in this disclosure letter, attached to this Schedule as Exhibit I, is hereby incorporated by reference into this Item 6.
Except as described in this Statement, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A, has any contract, arrangement, understanding, or relationship (legal or otherwise with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies
Item 7. Materials to be Filed as Exhibits
The following documents are filed as exhibits to this Statement:

Exhibit A	Officers and Directors Named In Item 2.*

Exhibit B	Stock Purchase Agreement by and between GE Power Systems Equities, Inc. and Smart Hydrogen Inc., dated as of December 30, 2005.*

Exhibit C	Shareholders Agreement by and among Smart Hydrogen Inc., Clayburn Development Inc., Branton Limited, and Sorinvest Société a Responsibilité Limitée, dated as of February 15, 2006.*

Exhibit D	Stock Purchase Agreement by and between DTE Energy Foundation and Smart Hydrogen Inc., dated as of April 10, 2006.*

Exhibit E	Voting Agreement and Irrevocable Proxy by and between DTE Energy Foundation and Smart Hydrogen Inc., dated as of April 10, 2006.*

Exhibit F	Voting Agreement and Irrevocable Proxy by and among DTE Energy Company, DTE Energy Ventures, Inc., and Smart Hydrogen Inc., dated as of April 10, 2006.*

Exhibit G	Stock Purchase Agreement by and between Smart Hydrogen Inc. and Plug Power Inc., dated as of April 10, 2006.*

Exhibit H	Lock-Up Letter Agreement by and among Plug Power Inc., DTE Energy Company, and DTE Energy Ventures, Inc. dated as of April 10, 2006.*

Exhibit I	Disclosure Letter dated April 10, 2006 delivered by Smart Hydrogen Inc. to Plug Power Inc. in connection with the Stock Purchase Agreement attached hereto as Exhibit G.*

Exhibit J	Loan Agreement by and between Smart Hydrogen Inc. and Branton Limited, dated as of December 28, 2006.*

Exhibit K	Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit L	Power of Attorney, dated February 16, 2006, by Clayburn Development Inc. appointing Sergey Gorskiy as Attorney-in-Fact.*
*Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: April 20, 2006

SMART HYDROGEN INC.

By:	/s/ Sergey Polikarpov

Name:	Sergey Polikarpov

Title:	Director

MMC NORILSK NICKEL

By:	/s/ Mikhail D. Prokhorov

Name:	Mikhail D. Prokhorov

Title:	CEO and Chairman of The Management Board

CLAYBURN DEVELOPMENT INC.

By:	/s/ Sergey Gorskiy

Name:	Sergey Gorskiy

Title:	Attorney-in-Fact

BRANTON LIMITED

By:	/s/ Maria Lambrianidou

Name:	Maria Lambrianidou

Title:	Director

MIKHAIL D. PROKHOROV

By:	/s/ Mikhail D. Prokhorov

Name:	Mikhail D. Prokhorov

VLADIMIR O. POTANIN

By:	/s/ Vladimir O. Potanin

Name:	Vladimir O. Potanin